SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Name of Issuer - as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Name of Issuer – as translated into English and as used for regulatory filing purposes)

Series B Shares, in the form of American Depositary Shares
(Title of Class of Securities)
833635105
(CUSIP Number)

Kathlyne Kiaie
c/o SailingStone Capital Partners LLC
One California Street, 30th Floor
San Francisco, California 94111
(415) 429-5178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SailingStone Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,939,691
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,939,691
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,939,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.90%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON SailingStone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,939,691
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,939,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,939,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.90%
14	TYPE OF REPORTING PERSON HC

1	NAME OF REPORTING PERSON MacKenzie B. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,939,691
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,939,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,939,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.90%
14	TYPE OF REPORTING PERSON HC; IN

1	NAME OF REPORTING PERSON Kenneth L. Settles Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,939,691
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,939,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,939,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.90%
14	TYPE OF REPORTING PERSON HC; IN

1	NAME OF REPORTING PERSON RS Global Natural Resources Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,117,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57%
14	TYPE OF REPORTING PERSON IV

This Amendment No. 1 to the Statement on Schedule 13D amends the initial Statement on Schedule 13D filed by the Reporting Persons (as defined below) as filed on March 24, 2015 with respect to the Issuer (as defined below) in order to: (1) reflect certain amendments to the Reporting Persons’ ownership of Shares of the Issuer as reported herein; and (2) to add the attached Exhibit D which is a letter addressed to the Board of Directors of the Issuer regarding certain matters with respect to the composition of the Board.

Item 1.                                Security and Issuer.

This Amendment No. 1 to the Statement on Schedule 13D relates to the Series B Shares, in the form of American Depositary Shares (the “Shares”) of Sociedad Quimica y Minera de Chile S.A. (the “Issuer”).  The address of the principal executive offices of the Issuer is El Trovador 4285, 6th Floor, Santiago, Chile.

The Issuer is also known as “Chemical and Mining Company of Chile Inc.”, which is the English translation of the Issuer’s legal name and is the name under which it makes regulatory filings with the U.S. Securities and Exchange Commission.

Item 2.                                Identity and Background.

This Amendment No. 1 to the Statement on Schedule 13D is being jointly filed by: (i) SailingStone Capital Partners LLC, a Delaware limited liability company registered as an investment adviser with the U.S. Securities and Exchange Commission (“SailingStone”); (ii) SailingStone Holdings LLC, a Delaware limited liability company (“SailingStone Holdings”), which is the general partner of SailingStone GP LP, which is a Delaware limited partnership that serves as managing member of SailingStone; (iii) MacKenzie B. Davis, a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings (“Davis”); (iv) Kenneth L. Settles Jr., a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings (“Settles”); and (v) RS Global Natural Resources Fund (the “Fund”), a separate investment series of RS Investment Trust, an investment company registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended, for which SailingStone serves as sub-investment adviser.  (SailingStone, SailingStone Holdings, Davis, Settles and the Fund are sometimes also referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”).  Further information regarding the identity and background of certain of the Reporting Persons is set forth in the Exhibit B to the initial Statement on Schedule 13D as filed by the Reporting Persons on March 24, 2015, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective executive officers, their respective managing members or any persons controlling their respective managing members has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration.

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by SailingStone directly acting solely on behalf of its investment advisory clients.  SailingStone has purchased a total of 17,939,691 Shares in open-market purchases for an aggregate consideration of $530,565,755 (exclusive of brokerage commissions).  To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing SailingStone’s available investment capital and none of the consideration for such Shares was represented by borrowed funds.

Item 4.                                Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes and will continue to analyze their investment in the Issuer on an ongoing basis. As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management of the Issuer and with third parties that may have an interest in the business affairs of the Issuer in order to monitor their investment and consider possible strategic alternatives.  In addition, the Reporting Persons may suggest changes to the composition of the Issuer’s Board of Directors as circumstances warrant.  In connection with these matters, attached hereto as Exhibit D is a letter addressed to the Board of Directors of the Issuer regarding certain proposed changes in the composition of the Board.

Depending upon such discussions and consideration of strategic alternatives, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Issuer. The Reporting Persons further reserve the right to add to or reduce their holdings in the Issuer at any time as circumstances warrant without prior notice.

Item 5.                                Interest in Securities of the Issuer.

Based on the most recently available filing information submitted to the Securities and Exchange Commission by the Issuer, there are 120,376,972 Series B Shares outstanding.  As of March 25, 2015, the Reporting Persons collectively may be deemed to beneficially own 17,939,691 Series B Shares, which represents 14.90% of the outstanding Series B Shares.  The number of Series B Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

(A) SailingStone:
17,939,691	Sole Voting and Sole Dispositive Power (1)	14.90%

(B) SailingStone Holdings:
17,939,691	Shared Voting and Shared Dispositive Power (2)	14.90%

(C) Davis:
17,939,691	Shared Voting and Shared Dispositive Power (3)	14.90%

(D) Settles:
17,939,691	Shared Voting and Shared Dispositive Power (4)	14.90%

(E) The Fund:
9,117,118	Shared Voting and Shared Dispositive Power (5)	7.57%
____________________

(1)
Such Shares are owned by investment advisory clients of SailingStone.  By reason of its investment advisory relationship with such clients, SailingStone is deemed to have sole voting and sole dispositive power over such Shares.  The economic interest in such Shares is held by such clients.

(2)
Because SailingStone Holdings is the general partner of SailingStone GP LP which serves as managing member of SailingStone, SailingStone Holdings could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)
Because Davis is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4)
Because Settles is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(5)
Such shares are owned by the Fund.  Because SailingStone serves as sub-investment adviser to the Fund, the Fund may be deemed to share the power to vote and dispose or direct the disposition of such Shares.

TRANSACTIONS

Information regarding transactions in the Shares that have been effected by the Reporting Persons since the filing of the Reporting Persons’ initial Statement on Schedule 13D as filed on March 24, 2015, are included in Exhibit C attached hereto.

Item 6.                                Contracts, Arrangements, Understandings or Relations With Respect to Securities of theIssuer.
None.

Item 7.                                Materials Filed as Exhibits.

The following exhibits are attached hereto or are incorporated by reference herein, as indicated:

Exhibit A - Joint Filing Agreement of the Reporting Persons

Exhibit B - Executive Officers and Control Persons of the Reporting Persons - incorporated herein by reference to Exhibit B included with the Reporting Persons’ initial Statement on Schedule 13D as filed on March 24, 2015.

Exhibit C - Transactions in Securities of the Issuer Since the Filing of the Reporting Persons’ Most Recent Statement on Schedule 13D

Exhibit D – Letter to the Board of Directors of the Issuer

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Amendment No. 1 to the Statement on Schedule 13D is true, complete and correct.  The undersigned agree to the filing of this single Amendment No. 1 to the Statement on Schedule 13D.

SailingStone Capital Partners LLC*

Date:  March 26, 2015                                       By:  /s/ Kathlyne Kiaie
Name:  Kathlyne Kiaie
Title:    Chief Compliance Officer

SailingStone Holdings LLC*

Date:  March 26, 2015                                       By: /s/ MacKenzie Davis
Name: MacKenzie Davis
Title:   Managing Member

MacKenzie Davis*

Date:  March 26, 2015                                       By: /s/  MacKenzie B. Davis
Name:  MacKenzie B. Davis

Kenneth L. Settles Jr.*

Date:  March 26, 2015                                       By: /s/  Kenneth L. Settles Jr.
Name:  Kenneth L. Settles Jr.

RS Investment Trust, on behalf of the RS Global NaturalResources Fund*

Date:  March 26, 2015                                       By:  /s/ Randall S. Hegarty
Name:  Randall S. Hegarty
Title:    Chief Compliance Officer

* The Reporting Persons disclaim beneficial ownership in the shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT A

Joint Filing Agreement Among
SailingStone Capital Partners LLC, SailingStone Holdings LLC,
MacKenzie B. Davis, Kenneth J. Settles Jr. and RS Investment Trust, on behalf of the
RS Global Natural Resources Fund

Whereas, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

NOW, THEREFORE, the parties hereto agree as follows:

SailingStone Capital Partners LLC, SailingStone Holdings LLC, MacKenzie B. Davis, Kenneth L. Settles Jr. and the RS Investment Trust, on behalf of RS Global Natural Resources Fund, do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file an Amendment No. 1 to the Statement on Schedule 13D relating to their ownership of the Series B Shares of the Issuer, and do hereby further agree that said Amendment No. 1 to the Statement on Schedule 13D shall be filed on behalf of each of them.

SailingStone Capital Partners LLC

Date:  March 26, 2015                                       By: /s/ Kathlyne K. Kiaie
Name: Kathlyne K. Kiaie
Title:   Chief Compliance Officer

SailingStone Holdings LLC

Date:  March 26, 2015                                       By:  /s/ MacKenzie Davis
Name:  MacKenzie Davis
Title:    Managing Member

MacKenzie Davis

Date:  March 26, 2015                                       By: /s/  MacKenzie Davis
Name:  MacKenzie Davis

Kenneth L. Settles Jr.

Date:  March 26, 2015                                       By: /s/  Kenneth L. Settles Jr.
Name:  Kenneth L. Settles Jr.

RS Investment Trust, on behalf of the RS Global Natural Resources Fund

Date:  March 26, 2015                                       By:  /s/ Randall S. Hegarty
Name:  Randall S. Hegarty
Title:    Chief Compliance Officer

EXHIBIT C

TRANSACTIONS IN SECURITIES OF THE ISSUER SINCE THE FILING OF THE REPORTING PERSONS’   MOST RECENT STATEMENT ON SCHEDULE 13D

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Persons since the filing of the Reporting Person’s initial Statement on Schedule 13D on March 24, 2015, except the following transactions, each of which was made in a broker’s transaction in the open market:

Reporting Person	Sale/ Purchase	Date	No. of Shares	Average Price Per Share

SailingStone	Sale	03/24/15	46,000	$19.17
SailingStone	Sale	03/25/15	45,958	$19.64

EXHIBIT D

LETTER TO THE BOARD OF DIRECTORS OF THE ISSUER

SailingStone Capital Partners LLC
One California Street, 30th Floor
San Francisco, California 94111
 (415) 429-5198

March 26, 2015

Board of Directors
c/o Company Secretary
Sociedad Quimica Y Minera de Chile S.A.
El Trovador 4285 6th Floor
Los Condes, Santiago, Chile

Dear Members of the Board,

On February 17, 2015 we wrote to you to express our concerns regarding the composition of the Board of Directors of Sociedad Quimica Y Minera de Chile S.A. (SQM), following conversations that we have had with many of you since October 2014. Our concerns relate to the lack of independence of the Board and the resulting conflicts of interest that we believe exist between certain directors and the shareholders of the company. In our view, these conflicts have kept the Board from taking the necessary steps to adequately address the issues related to the recent accusations of illegal campaign donations by certain members of management as well as the findings of the SVS investigation into insider trading by Patricio Contesse F. and Julio Ponce.

To date, the Board has neither responded to our letter nor has it addressed our concerns. In fact, since the writing of our last letter, three directors from Potash Corp have resigned from the Board due to similar concerns about the independence of the Board and its inability to resolve the corporate governance issues outlined above. The resignation of the Potash Corp directors has only heightened our concern that the Board is acting more in the interests of the Chairman than the other shareholders at a crucial time for the company.

We believe that the Board’s inaction is having a very negative impact on the company’s reputation, its share price, and the value of our investment. Simply put, the directors of the company are not fulfilling their fiduciary obligations to the shareholders of SQM, in our view.

In order to restore credibility in SQM, we urge the directors to work with all shareholders to create a proposal to restructure the Board and resolve the outstanding corporate governance issues. We believe that these changes must be made in order to repair the reputation of the company, allow management to focus on operations, and protect the interests of the minority owners.

Thus, we recommend that the Board make the following changes:

1.
Request the resignation of Patricio Contesse F. from the Board immediately and replace him with another nominee at the upcoming shareholder meeting due to the conflicts of interest associated with the termination of his father, Patricio Contesse, as CEO. It is inappropriate for Patricio Contesse F. to vote on any issue at this juncture given the obvious conflicts that exist between him, the company, and the Board of Directors. Without his participation, we believe that the Board would no longer have a quorum with which to make decisions until the new nominees are elected by the shareholders at the next shareholder meeting in April.

2.
Replace Julio Ponce with another nominee for the upcoming election due to his own personal conflicts of interest with other shareholders as well as his failure as Chairman to create and enforce reasonable corporate governance practices. It is inappropriate for any director who has been found guilty of insider trading to sit on a Board of a publicly-traded company. Furthermore, the personal relationship between Julio Ponce and former CEO Patricio Contesse appears to have prevented the Board from engaging in a truly independent assessment of the allegations of illegal campaign donations brought against the company, which resulted in the resignation of the Potash Corp directors. The Chairman’s direct role in these corporate governance failures has negatively impacted the company and its shareholders. The best way to address the concerns regarding the independence of the Board, the perception of the company, and its corporate governance practices going forward is to prevent any and all directors that have been involved in these scandals, including the current Chairman, from serving on the Board.

3.
Restructure the Board of Directors. Require, at a minimum, representation from all owners, including Potash Corp and the Series B shareholders. Another alternative would be to nominate a completely independent slate of directors. No major decisions, including decisions regarding dividends, should be made by the current Board until it has been restructured.

4.
Nominate an independent Chairman, with no affiliation to any large shareholder. Given the conflicts that exist today, we believe that this is the only way to ensure that minimum corporate governance standards are met.

5.
Appoint a truly independent committee, without representatives from the controlling shareholder, and allow the committee to hire independent counsel in Chile and in the U.S. to review and resolve the alleged illegal campaign donations.

The creation of a more independent Board would help to restore confidence in SQM, would remove the current overhang on the share price, and would ensure that a high profile Chilean company has corporate governance practices that comply with international standards.

The Board of Directors has a legal obligation to make decisions that are in the interests of all stakeholders, and we expect the directors to uphold their fiduciary duties accordingly.

We look forward to discussing these matters with you ahead of the next annual shareholder meeting.

Sincerely,

Martin Engel Partner	Ken Settles Managing Partner